EXHIBIT 12.1

DUKE REALTY CORPORATION

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands, except ratios)

Six Months Ended June 30, 2008
Income from continuing operations, less preferred dividends	$9,551
Preferred dividends	34,172
Minority interest in earnings of common unitholders	795
Interest expense	94,375

Earnings before fixed charges	$138,893

Interest expense	$94,375
Interest costs capitalized	28,634

Total fixed charges	$123,009

Preferred dividends	34,172

Total fixed charges and preferred dividends	$157,181

Ratio of earnings to fixed charges	1.13

Ratio of earnings to combined fixed charges and preferred dividends	N/A

N/A – The ratio is less than 1.0; deficit of $18,288 exists for the six months ended June 30, 2008.